October 22, 2010

Barnes & Noble, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed October 12, 2010

Soliciting Materials on Schedule 14A

Filed October 13, 2010

File No. 1-12302

Dear Ms. Lippmann and Ms. Duru:

On behalf of Barnes & Noble, Inc. (the “Company”), this letter responds to the oral comments provided on October 21, 2010 by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”), filed by the Company with the Commission on October 12, 2010, and the Company’s letter to employees, filed as soliciting materials on Schedule 14A by the Company with the Commission on October 13, 2010.

PRE 14A filed October 12, 2010

In response to the Staff’s request for the Company to confirm how the Company complied with Rule 14a-13(a)(3) under the Securities Exchange Act of 1934, (the “Exchange Act”), the Company respectfully advises the Staff of the following:

On September 28, 2010, the Company held its 2010 annual meeting of stockholders (the “Annual Meeting”) to elect three directors to the Board of Directors of the Company (the “Board”) and to consider a non-binding stockholder proposal requesting that the Board amend the Company’s Rights Agreement, dated as of November 17, 2009, as amended February 17, 2010 and June 23, 2010, between the Company and Mellon Investor Services LLC (as amended from time to time, the “Rights Agreement”), to increase the beneficial ownership triggering threshold from 20% to 30% (the “Rights Agreement Proposal”). The inspector of election for the Annual Meeting provided the preliminary voting results from the Annual Meeting to the Company’s proxy solicitor on October 4, 2010, and certified the final voting results from the Annual Meeting on October 12, 2010.

On October 11, 2010, the Board determined to hold a special meeting of stockholders (the “Special Meeting”) to ratify the Board’s adoption of the Rights Agreement, and fixed November 17, 2010 as the date of the Special Meeting and October 21, 2010 as the record date for such meeting (the “Record Date”). The Company issued a press release on October 12, 2010 announcing the date of the Special Meeting and the Record Date, which press release was filed as soliciting materials on Schedule 14A by the Company with the Commission on October 13, 2010. The Company also disclosed the date of the Special Meeting and the Record Date in the Preliminary Proxy Statement filed by the Company with the Commission on October 12, 2010.

Under Rule 14a-13(a)(1), if a registrant knows that securities entitled to vote at a meeting with respect to which the registrant intends to solicit proxies are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the registrant is required to distribute broker search cards, inquiring with respect to beneficial ownership of the securities so held of record. The timing of such inquiry is governed by Rule 14a-13(a)(3), which provides, in pertinent part, that the registrant shall:

“[m]ake the inquiry required by paragraph (a)(1) of this rule at least 20 business days prior to the record date of the meeting of security holders, or (i) [i]f such inquiry is impracticable 20 business days prior to the record date of a special meeting, as many days before the record date of such meeting as is practicable or . . . (iii) [a]t such later time as the rules of a national securities exchange on which the class of securities in question is listed may permit for good cause shown . . . .”

We understand that the Company’s proxy solicitor caused broker search cards to be distributed on October 12, 2010.

The Company respectfully submits that distributing broker search cards 20 business days prior to the October 21, 2010 Record Date was impracticable within the meaning of Rule 14a-13(a)(3)(i). The Annual Meeting was held on September 28, 2010 and the preliminary voting results from such meeting were provided to the Company’s proxy solicitor on October 4, 2010. After the Board received an analysis of the Company’s stockholder base and the possible effects of the Rights Agreement on stockholder voting taking account of the Annual Meeting results, the Board met on October 11, 2010 to determine the appropriate course of action in light of those analyses and applicable law. At that meeting, the Board determined to hold the Special Meeting on November 17, 2010 and fixed the date of the Special Meeting and related Record Date. Only once the Board had established a record date and determined to hold the Special Meeting was it practicable for the Company to distribute broker search cards including the Record Date. Having decided to hold the Special Meeting, the Board selected November 17, 2010 as the date of the meeting because the Board felt it was important to hold the Special Meeting within the time period in which the Company had previously stated it intended to hold the Special Meeting.

The Company also respectfully notes that its common stock is listed on the New York Stock Exchange (the “NYSE”). Rule 402.05 of the NYSE Listed Company Manual requires that broker search cards be distributed a minimum of 10 calendar days prior to the record date for a stockholder meeting.1 The Company respectfully submits that the Company’s distribution of broker search cards 10 calendar days prior to the Record Date is sufficient under Rule 14a-13(a)(3)(iii) because the Company had good cause for establishing October 21, 2010 as the Record Date, including the following:

•

The Company believes that reliance on the shortened notice period permitted under the NYSE rules was necessary in order to obtain the requisite beneficial owner information and to distribute the Company’s proxy materials as far in advance of the Special Meeting as possible so that stockholders will be provided an adequate opportunity to review the information contained therein.

•

The distribution of broker search cards on October 12, 2010, seven business days prior to the October 21, 2010 Record Date, provided brokers, dealers, banks, associations and other entities that exercise fiduciary powers seven business days to respond to such inquiry, which is the maximum amount of time such entities are permitted to respond to a broker search inquiry under Rule 14b-1 and Rule 14b-2 under the Exchange Act, respectively.

•

The proxy solicitor retained by the Company in connection with the Special Meeting advised that (i) 10 calendar days is sufficiently adequate to obtain timely response to broker search cards and (ii) registrants with securities listed on the NYSE typically follow the NYSE 10-calendar day advance notice requirement of NYSE Rule 402.05 in connection with special meetings, rather than 20 business days.

On the basis of the foregoing, the Company respectfully submits that it has complied with Rule 14a-13 with respect to the Special Meeting.

[1]

NYSE Rule 402.05 provides, in relevant part: “Companies or others soliciting proxy material through brokers must make inquiry of brokers at least 10 days in advance of the record date before the meeting in order to determine the number of sets of proxy soliciting materials necessary to enable brokers to supply each beneficial owner with a set.”

In response to the Staff’s comment requesting that the Company disclose in the proxy statement what the Board would do if stockholders ratify the Rights Agreement and if stockholders do not ratify the Rights Agreement, the Company will include in its definitive proxy statement the following disclosure:

“Because the facts and circumstances that will exist following the Special Meeting cannot be known at the date of this Proxy Statement, the Board is not currently able to determine the action it will take in response to the stockholder vote on the Rights Agreement Resolution at the Special Meeting. In the event the Rights Agreement Resolution is approved at the Special Meeting by the affirmative vote of a majority of the votes cast on the proposal, the Board currently expects that it would maintain the Rights Agreement until its expiration, subject to the Board’s ongoing obligation to evaluate the Rights Agreement in light of the Board’s fiduciary duties to all stockholders. In the event the Rights Agreement Resolution is not approved at the Special Meeting, the Board will determine at that time its response to that vote in accordance with its fiduciary duties to all stockholders and in light of the then-existing facts and circumstances. The Board at that time could, among other things, determine to terminate the Rights Agreement without replacing it, to replace the Rights Agreement with a rights plan with different terms or to maintain the Rights Agreement in its current form.”

DEFA14A filed October 13, 2010

In response to the Staff’s comment that the Company’s statement that it is “confident that we will receive another favorable vote on the Shareholder Rights Plan on November 17” is inconsistent with Rule 14a-9 under the Exchange Act, which prohibits registrants from making claims about the results of a solicitation, the Company confirms that it is mindful of Rule 14a-9 and will not make similar claims regarding the results of the solicitation in future soliciting materials relating to the Special Meeting.

* * *

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at the number listed above.

Sincerely,

/s/ Andrew R. Thompson
Andrew R. Thompson

Brigitte Lippmann, Esq.

    Division of Corporation Finance

        United States Securities and Exchange Commission

            100 F Street, N.E.

                Washington, DC 20549

Mellissa Duru, Esq.

    Special Counsel

        Office of Mergers and Acquisitions

            United States Securities and Exchange Commission

                100 F Street, N.E.

                    Washington, DC 20549

VIA EDGAR AND FEDEX

Copy to:

Mr. Joseph J. Lombardi

    Chief Financial Officer

        Barnes & Noble, Inc.

            122 Fifth Avenue

                New York, NY 10011

Eugene V. DeFelice, Esq.

    Vice President, General Counsel and Corporate Secretary

        Barnes & Noble, Inc.

            122 Fifth Avenue

                New York, NY 10011

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